Exhibit 23.4

June 16, 2011

PetroLogistics LP
909 Fannin, Suite 2630

Houston, TX 77010

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Registration Statement”) relating to the initial public offering of common units representing limited partner interests of PetroLogistics LP (the “Company”).  We hereby consent to all references to our name in the Registration Statement and to the use of the statistical information supplied by us set forth in the sections of the Registration Statement entitled “Summary,” “Risk Factors,” “Industry” and “Business.”  We further advise the Company that our role has been limited to the provision of such statistical data supplied by us.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement.

CHEMICAL DATA, L.P.

By:	/s/ C.M. Sievert, Jr.
Name:	C.M. Sievert, Jr.
Title:	President